CYPLASIN BIOMEDICAL LTD.
Advanced Technology Center
9650 — 20th Avenue,
Suite 131
Edmonton, AB T6N 1G1
Canada

February 7, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention: Laura Crotty

Re:	Cyplasin Biomedical Ltd.
Form 10-K for the Fiscal Year Ended January 31, 2010 Filed May 18, 2010
File No. 000-52057

In connection with your comment letter dated January 25, 2011, Cyplasin Biomedical Ltd. (the “Company”) acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CYPLASIN BIOMEDICAL LTD.

Per:
Garth Likes
President